UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             Cable Michigan, Inc.
                               (Name of Issuer)

                                 Common Stock
                                $1.00 Par Value
                       (Title of Classes of Securities)
                                   12685T103
                                (CUSIP Numbers)

                           Matthew J. Johnson, Esq.
                          c/o Peter Kiewit Sons' Inc.
                               1000 Kiewit Plaza
                             Omaha, Nebraska 68131
                           Tel. No.:  (402) 536-3613
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                              September 30, 1997

                    (Date of Event which Requires Filing of
                                this Statement)

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

               Note: This document is being electronically filed with the Commission, using the EDGAR system. See Rule 13d-1(a) for other parties to whom copies are to be sent.


CUSIP No. 12685T103


     1         NAME OF REPORTING PERSON

               Kiewit Telecom Holdings Inc.

               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               47-0761

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [X]

     3         SEC USE ONLY

     4         SOURCE OF FUNDS*

               OO

     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]
               N/A

     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

                                     7          SOLE VOTING POWER
                                                3,330,121 Common Stock
                                                (see Item 5)

          NUMBER OF SHARES           8          SHARED VOTING POWER
     BENEFICIALLY OWNED BY EACH
        REPORTING PERSON WITH                   -0- (see Item 5)

                                     9          SOLE DISPOSITIVE POWER
                                                3,330,121 Common Stock
                                                (see Item 5)

                                     10         SHARED DISPOSITIVE POWER

                                                -0-  (see Item 5)

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,330,121 Common Stock (see Item 5)

    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                    [ ]

    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               48.47% of Common Stock (see Item 5)

    14         TYPE OF REPORTING PERSON*
               CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


               Item 1. Security and Issuer. The class of equity securities to which this statement relates is the Common Stock, par value $1.00 per share (the "Common Stock"), of Cable Michigan, Inc., a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 105 Carnegie Center, Princeton, New Jersey 08540-6215.

               Item 2. Identity and Background. This statement is filed on behalf of Kiewit Telecom Holdings Inc., a Delaware corporation ("Kiewit Telecom" or "KTH"). Kiewit Telecom is a subsidiary of Kiewit Diversified Group Inc. ("KDG"), which is a wholly owned subsidiary of Peter Kiewit Sons' Inc. ("PKS", and together with KDG and Kiewit Telecom, the "Kiewit Companies"). KDG and PKS are Delaware corporations.

               KDG owns 90% of the common stock and all of the preferred stock of Kiewit Telecom. David C. McCourt, Chairman and Chief Executive Officer of the Company, Commonwealth Telephone Enterprises, Inc., a Pennsylvania corporation formerly known as C-TEC Corporation ("CTE") and RCN Corporation, a Delaware corporation, owns the remaining 10% of the common stock of Kiewit Telecom.

               Kiewit Telecom was formed to invest in telecommunications businesses that primarily serve residential customers. The address of the principal executive offices and principal business of Kiewit Telecom is 1000 Kiewit Plaza, Omaha, NE 68131. Information as to each executive officer and director of Kiewit Telecom is set forth in Schedule A attached hereto, which is incorporated herein by reference.

               KDG is a holding company for subsidiaries engaged in the telecommunications, energy and mining businesses. The address of the principal executive offices and principal business of KDG is 1000 Kiewit Plaza, Omaha, NE 68131.

               PKS is the ultimate parent of Kiewit Telecom and KDG. PKS is a holding company for subsidiaries engaged in the construction, mining, telecommunications and energy businesses. The address of the principal executive offices and principal business of PKS is 1000 Kiewit Plaza, Omaha, NE 68131. Information as to each executive officer and director of PKS is set forth in Schedule B attached hereto, which is incorporated herein by reference.

               During the last five years, none of the Kiewit Companies nor, to the best knowledge of the Kiewit Companies, any of the persons listed on Schedule A or B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Item 3. Source and Amount of Funds or Other Consideration. The Company was formerly a wholly owned subsidiary of CTE. On September 30, 1997, CTE distributed all of the outstanding shares of Common Stock to the holders of record on September 19, 1997 of CTE's Common stock and Class B Common stock (the "Distribution"). As a result of the Distribution, Kiewit Telecom received 3,330,121 shares of Common Stock (the "Company Shares").

               Item 4. Purpose of Transaction. Kiewit Telecom received the Shares as a result of the Distribution.

               Kiewit Telecom intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic, market and industry conditions existing at the time, Kiewit Telecom may consider from time to time various alternative courses of action both with respect to the business of the Company and with respect to Kiewit Telecom's equity interest therein. Such actions may include, if determined to be in the best interests of the Company, the acquisition or disposition by the Company or its subsidiaries of businesses or assets. Such actions may also include the acquisition by Kiewit Telecom or its affiliates of additional Common Stock through open market purchases, privately negotiated transactions, a tender offer, an exchange offer, a merger or otherwise. Alternatively, such actions may involve the sale of all or a portion of Kiewit Telecom's interest in the Company in the open market, in privately negotiated transactions, through a public offering or otherwise.

               Except as set forth herein, none of the Kiewit Companies nor, to the best knowledge of the Kiewit Companies, any person named in Schedule A or B attached hereto has any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing the Common Stock to cease to be authorized to be quoted on NASDAQ;
(ix) the Common Stock becoming eligible for the termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (x) any action similar to any of those enumerated above. Notwithstanding the foregoing, the Kiewit Companies reserve the right to effect any of such actions as they may deem necessary or appropriate in the future.

               Item 5. Interest in Securities of the Company. (a) and (b) Kiewit Telecom owns 3,330,121 shares of Common Stock, representing 48.47% of the outstanding Common Stock.

               Kiewit Telecom owns, and has the sole power to vote or to direct the vote, and to dispose or direct the disposition of, the Company Shares. Through their direct and indirect ownership of Kiewit Telecom, KDG and PKS may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares.

               David McCourt is the beneficial owner of 3,780 shares of Common Stock representing less than .1% of the shares of the outstanding Common Stock.(1) Mr. McCourt has the sole power to vote or direct the vote and to dispose or direct the disposition of these shares. Mr. McCourt disclaims beneficial ownership of 56 shares of Common Stock beneficially owned by his wife.

------------
    (1) Does not include 4,744 shares of Common Stock distributed in respect of shares of CTE Common Stock issued to Mr. McCourt as a matching contribution under the CTE Executive Stock Purchase Plan. Such shares of Common Stock are unvested and subject to forfeiture. Mr. McCourt has sole power to vote such shares.


               James Q. Crowe is the beneficial owner of 104 shares of Common Stock representing less than .1% of the outstanding Common Stock. Mr. Crowe has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

               Richard R. Jaros is the beneficial owner of 95 shares of Common Stock representing less than .1% of the outstanding Common Stock. Mr. Jaros has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

               Walter Scott, Jr. is the beneficial owner of 104 shares of Common Stock representing less than .1% of the outstanding Common Stock. Mr. Scott has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

               All information in this Item 5 (a) and (b) as to the number of shares outstanding, the number of votes that outstanding shares are entitled to cast or the percentage of shares held or votes entitled to be cast are based on the number of shares outstanding on October 1, 1997.

               Except as set forth in this Item 5(a) and (b), none of the Kiewit Companies, nor, to the best knowledge of the Kiewit Companies, any persons named in Schedule A or B hereto, owns beneficially any shares of Common Stock.

               (c) Except for shares of Common Stock distributed in the Distribution to the persons identified in Item 5, no transactions in the Common Stock have been effected during the past 60 days by the Kiewit Companies or, to the best knowledge of the Kiewit Companies, by any of the persons named in Schedule A or B hereto.(2)

------------
    (2) Excludes shares issued to Mr. McCourt as a matching contribution under the Cable Michigan, Inc. Executive Stock Purchase Plan and excludes shares issued pursuant to the Company's 1997 Stock Plan for Non-Employee Directors.

               (d)  Inapplicable.

               (e)  Inapplicable.

               Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. To the best knowledge of the Kiewit Companies, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

               Item 7.  Material to be Filed as Exhibits.

               None.


                                          SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


               Date: October 10, 1997




                                           KIEWIT TELECOM HOLDINGS INC.


                                           By: /s/ Matthew J. Johnson
                                              ---------------------------
                                              Name: Matthew J. Johnson
                                              Title: Vice President
                                              and Secretary




                                                                    Schedule A


       DIRECTORS AND EXECUTIVE OFFICERS OF KIEWIT TELECOM HOLDINGS INC.

The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of Kiewit Telecom Holdings Inc. are set forth below.

Name and                                                  Principal Occupation
Office Held           Business Address      Citizenship   or Employment
-------------------   -------------------   -----------   ---------------------
David C. McCourt      105 Carnegie Center       USA       Chairman,
President,            Princeton, NJ 08540                 Chief Executive
Director                                                  Officer, CTE


Steven L. George      1000 Kiewit Plaza         USA       Vice President, KDG
Vice President        Omaha, NE 68131

Matthew J. Johnson,   1000 Kiewit Plaza         USA       Vice President-Legal,
Vice President and    Omaha, NE 68131                     PKS
Secretary

James Q. Crowe        1000 Kiewit Plaza         USA       President, Chief
Director              Omaha, NE 68131                     Executive Officer,
                                                          KDG

Walter Scott, Jr.     1000 Kiewit Plaza         USA       Chairman, President,
Director              Omaha, NE 68131                     Director, PKS

R. Douglas Bradbury   1000 Kiewit Plaza         USA       Executive Vice
Vice President and    Omaha, NE 68131                     President and Chief
Director                                                  Financial Officer,
                                                          KDG



                                                                    Schedule B


          DIRECTORS AND EXECUTIVE OFFICERS OF PETER KIEWIT SONS' INC.

The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of Peter Kiewit Sons' Inc. ("PKS") are set forth below.

                                                                                    Principal
Name and                               Business                                     Occupation
Office Held                            Address                      Citizenship     or Employment
-----------------------------------    ------------------------    -------------    --------------------
Walter Scott, Jr.                      1000 Kiewit Plaza                USA         President,
President, Chairman,                   Omaha, NE 68131                              Chairman, PKS
Director

William L. Grewcock                    1000 Kiewit Plaza                USA         Vice Chairman,
Vice Chairman,                         Omaha, NE 68131                              PKS
Director

Kenneth E. Stinson                     1000 Kiewit Plaza                USA         Chairman, Chief
Executive Vice President,              Omaha, NE 68131                              Executive
Director                                                                            Officer, Kiewit
                                                                                    Construction
                                                                                    Group Inc.

Richard R. Jaros                       1000 Kiewit Plaza                USA         Former
Director                               Omaha, NE 68131                              President, KDG

Richard Geary                          215 V Street                     USA         President, Kiewit
Director                               Vancouver, WA 98661                          Pacific Co.

James Q. Crowe                         1000 Kiewit Plaza                USA         President, Chief
Executive Vice President,              Omaha, NE 68131                              Executive
Director                                                                            Officer, Director,
                                                                                    KDG

George B. Toll, Jr.                    1000 Kiewit Plaza                USA         Executive Vice
Director                               Omaha, NE 68131                              President, Kiewit
                                                                                    Construction
                                                                                    Group Inc.

Peter Kiewit, Jr.                      2600 N. Central Ave.             USA         Attorney
Director                               Phoenix, AZ 85004

Robert B. Daugherty                    Guarantee Centre                 USA         Chairman,
Director                               Suite 225                                    Valmont
                                       Omaha, NE 68114                              Industries Inc.

Charles M. Harper                      One Central Park Plaza           USA         Former
Director                               Suite 1500                                   Chairman, RJR
                                       Omaha, NE 68102                              Nabisco
                                                                                    Holdings Corp.

Richard W. Colf                        215 V Street                     USA         Senior Vice
Director                               Vancouver, WA 98661                          President,
                                                                                    Kiewit Pacific
                                                                                    Co.

Bruce E. Grewcock                      1000 Kiewit Plaza                USA         Chairman,
Director                               Omaha, NE 68131                              Kiewit Mining
                                                                                    Group Inc.

Matthew J. Johnson                     1000 Kiewit Plaza                USA         Vice President -
Vice President - Legal                 Omaha, NE 68131                              Legal, PKS

Tait P. Johnson                        1000 Kiewit Plaza                USA         President,
Director                               Omaha, NE 68131                              Gilbert Industrial
                                                                                    Corporation

Ann C. McCulloch                       1000 Kiewit Plaza                USA         Vice President,
Vice President, Treasurer              Omaha, NE 68131                              Treasurer, PKS

Thomas C. Stortz                       1000 Kiewit Plaza                USA         Vice President,
Secretary                              Omaha, NE 68131                              General
                                                                                    Counsel, Kiewit
                                                                                    Construction
                                                                                    Group Inc.

Eric J. Mortensen                      1000 Kiewit Plaza                USA         Controller, PKS
Controller                             Omaha, NE 68131

Douglas A. Obermier                    1000 Kiewit Plaza                USA         Stock Registrar,
Stock Registrar and                    Omaha, NE 68131                              PKS
Assistant Secretary

Tobin A. Schropp                       1000 Kiewit Plaza                USA         KDG Tax
Assistant Secretary                    Omaha, NE 68131                              Department

Allan K. Kirkwood                      10704 Shoemaker Ave.             USA         Senior Vice
Director                               Santa Fe Springs, CA                         President, Kiewit
                                       90670                                        Pacific Co.